Vancouver, B.C. (February 14, 2006). Atna Resources Ltd. (ATN:TSX) is pleased to announce additional mineralized drill intersections from underground diamond drill holes in the Ogee zone at the Pinson Project, Nevada. Highlights from the newly reported drilling include:
•
High grade step out hole UGOG-017: 81.5 feet grading 0.899 oz/ton gold. This hole demonstrates that the Ogee mineralization persists to a depth of at least 420 feet below the 4800 adit level and north of the adit along strike for at least 250 feet. Note: the intersection is approximately 105 feet horizontal and 162 feet vertical below the intersection in OG - 4 (0.97 opt over 147.5 feet) reported in the news release dated November 28, 2005.

•
Continued high grade mineralization from in-fill drilling, including - OGUG-13, 20.7 feet grading 0.454 oz/ton gold and UGOG-015, 61.5 feet grading 0.505 oz/ton gold. (Holes 006 - 016 and 018 are infill).

•	UGOG-019 - 27.5 feet grading 1.243 oz/ton gold was drilled to improve core recovery as a twin of UGOG-007, which was reported on January 11. Previously reported results were confirmed.
•	Multiple zones of high grade mineralization branching off the main high grade pod.
•	Assays are pending from several other holes. Drilling in the Ogee zone has been discontinued until more underground access is established.
•	Drilling is continuing in the Range Front zone. New results will be tabulated and reported in next few weeks.

OGEE ZONE-Underground Core Results:

Drill Hole	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)
UGOG-006	10.5	15.8	5.3 (1.6)	0.616 (21.1)
and	132.5	134.2	1.7 (0.5)	0.552 (18.9)
UGOG-008	47.5	51.5	4.0 (1.2)	0.260 (8.9)
and	70.0	79.1	9.1 (2.8)	0.327 (11.2)
UGOG-013	55.5	62.0	6.5 (2.0)	0.115 (3.9)
and	86.8	107.5	20.7 (6.3)	0.454 (15.6)
and	213.0	227.0	14.0 (4.3)	0.549 (18.8)
UGOG-014	247.5	263.5	16.0 (4.9)	0.289 (9.9)
UGOG-015	74.0	135.5	61.5 (18.8)	0.505 (17.3)
UGOG-016	56.6	71.0	11.4 (3.5)	0.247 (8.5)
and	189.0	197.0	8.0 (2.4)	0.529 (18.1)
UGOG-017	319.5	401.0	81.5 (24.8)	0.899 (30.8)
and	459.0	492.5	33.5 (10.2)	0.436 (14.9)
UGOG-018	12.8	25.2	12.4 (3.8)	0.451 (15.5)
and	40.4	62.7	22.3 (6.8)	0.428 (14.7)
UGOG-019	11.3	16.5	5.2 (1.6)	0.254 (8.7)
and	78.0	105.5	27.5 (8.4)	1.243 (42.6)

The above drill intersections are at variable angles to irregularly shaped mineralized pods and structures and cannot be interpreted as true widths.  Atna will update the previously posted three dimensional drill hole coordinates table on its web site for the Ogee drill holes in order to facilitate interpretation of the drill results next week. Readers are encouraged to visit the web site for more detail at http://www.atna.com/s/Pinson.asp.

Atna’s President and CEO, David Watkins, remarks “The new results affirm our confidence in the economic potential of Ogee. The Pinson team has greatly improved its understanding of the geologic controls on the mineralization and is expanding it significantly, both along strike and dip.”

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold Corporation). The underground exploration and development program will complete the earn-in expenditure of US$12 million and will provide the information to prepare a prefeasibility study for Pinson Mining as part of the earn-in requirement.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager. Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com